CONSENT OF STEPHEN P. ANTONY

The undersigned hereby consents to:

(i)

the filing of the disclosure of scientific or technical information concerning mineral projects (the “Technical Disclosure”) in the Management Discussion and Analysis for the period ended December 31, 2014 (the “MD&A”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “Form 40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)

the incorporation by reference of such Technical Disclosure in the 40-F and the MD&A into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii)

the incorporation by reference of such Technical Disclosure in the MD&A into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv)	the use of my name in the MD&A, the F-10, the 40-F and the S-8.

/s/ Stephen P. Antony
Name: Stephen P. Antony, P.E.
Title: President and Chief Executive
Officer, Energy Fuels Inc.

Date: March 19, 2015